David A. Inchausti
Vice President and Controller

June 24, 2022

Via EDGAR

Mr. Brian McAllister
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2021 (“2021 Form 10-K”)
Filed February 24, 2022
File No. 001-00368

Dear Mr. McAllister:

    In your letter dated June 13, 2022, you provided a comment from the review of Chevron Corporation’s (“Chevron” or “the Company”) 2021 Form 10-K by the staff (the “Staff”) of the U.S. Securities and Exchange Commission. These comments and the Company’s responses are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Financial Statements
Note 3 – Information Relating to the Consolidated Statement of Cash Flows, page 68

1.We note you present the measure "capital and exploratory expenditures, including equity affiliates" in the table at page 68 and at page 45 in your discussion of liquidity and capital resources. Please tell us how you considered this measure as a non-GAAP measure and how its current presentation in the financial statements and in management's discussion and analysis complies with Item 10(e) of Regulation S-K. In this regard, we note that you apply the equity method of accounting to your equity affiliates and therefore own an interest in the investee as a whole rather than having a proportionate legal interest in each financial statement line item, like revenues or expenses. Reflecting these equity method investments using a proportionate consolidation method in a consolidated measure does not appear to be consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Chevron Corporation
6001 Bollinger Canyon Road, San Ramon, CA 94583-2324
Tel 925 842 3232

Mr. Brian McAllister
U.S. Securities and Exchange Commission
June 24, 2022

Response:
We acknowledge the Staff’s comment and advise the Staff that we do not consider Capital and Exploratory Expenditures (“C&E”) to be a non-GAAP financial measure as defined in Item 10(e) of Regulation S-X; therefore, Question 100.04 of the Non-GAAP CDIs is not applicable. Rather, we consider Capital and Exploratory Expenditures, including equity affiliates (“Total C&E”), to be a key performance indicator (“KPI”). We believe the presentation of this KPI is consistent with the Commission Guidance on Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operation, effective February 25, 2020, that provides guidance on disclosure of KPIs and metrics in MD&A. However, as discussed below, we propose to enhance our disclosure in MD&A. Total C&E is an important metric used by the Company’s management, board of directors, and other key stakeholders that follow us and our industry.
No direct GAAP measure
There is no direct GAAP measure that captures the Company’s total investment level. Total C&E includes additions to properties, plant and equipment and investment and advances made by the Company (included as investing cash outflows in the consolidated Statement of Cash Flows) and exploration expenditures (included as operating cash flows in the consolidated Statement of Cash Flows) for the Company. Exploration expenditures are a key measure for companies with upstream operations and include seismic and other costs incurred at the early stages of an exploration program. The Company also includes its share of similar expenditures made by non-consolidated equity affiliates (not directly reflected in the Company’s financial statements) in Total C&E. Given that there is no comparable GAAP measure that provides a comprehensive view of the Company’s total investment plans and performance, we do not consider this metric to be a non-GAAP measure.
Total C&E is a Key Performance Indicator
Chevron determines Total C&E on an annual basis as part of the Company’s business plan, which is approved by the board of directors. Total C&E for the Company represents its proportionate share of C&E for both its consolidated and equity affiliate companies, and represents total capital reinvested in the business.1 Chevron manages and allocates capital at the portfolio level, which includes both its consolidated subsidiaries and equity affiliates. Management has flexibility and may reallocate capital within the annual budget cycle across businesses (i.e., for both consolidated subsidiaries and its equity affiliates). Equity affiliate C&E has a direct impact on funding requirements for the Company and its affiliates, and it impacts the cash available for dividends from the affiliate to the Company.
For example, Chevron has a 50-percent interest in a non-consolidated equity affiliate that has undertaken a multi-year, major capital project with spend of approximately $45 billion. The affiliate is funding this project from internally generated cash flows and loans; as a result, the affiliate has less cash available to dividend to Chevron. Therefore, while the funding for this project is not in the form of direct capital contributions from the Company to the affiliate, it is impacting the Company’s overall investments and cash flows. As a point of reference, affiliate spending has averaged 29 percent of Total C&E for Chevron over the last three years.
Total C&E is relied on by investors, analysts and rating agencies
Chevron believes that Total C&E provides investors with decision-useful information on the Company’s total investment and capital allocation plans that they are unable to otherwise obtain from the Company’s financial statements. It is also a measure that investors, analysts, and credit rating agencies monitor to assess the Company’s capital intensity, capital discipline and delivery on its financial priorities. With this KPI, stakeholders may evaluate the Company’s total capital spending relative to other sources and uses of cash—including those anticipated to and from affiliates—and observe our flexibility in adjusting spending levels as market conditions
1 Non-controlling interest ("NCI") is inconsequential and is therefore not excluded from consolidated figures. For example, in 2021, NCI was less than $5 million relative to Total C&E of $11.7 billion.

Mr. Brian McAllister
U.S. Securities and Exchange Commission
June 24, 2022

evolve to preserve cash flows, as occurred during the beginning of the COVID-19 pandemic in 2020. Investors, analysts and credit rating agencies are interested in the Company’s Total C&E program, as well as individual asset C&E, as this metric is frequently discussed in investor calls and cited in third party reports.
Prospective Filings
We believe the presentation of “Capital and exploratory expenditures, including equity affiliates” provides decision-useful information for investors for the reasons described above. In connection with responding to the Staff’s comment, we reviewed our disclosure and presented below, for illustrative purposes, is proposed disclosure (using the Company’s 2021 Form 10-K). The Company will endeavor to provide similar levels of disclosure to the below proposed disclosure in its future filings, starting with its Form 10-Q for the quarter ending June 30, 2022.
Financial Statements
We will modify the information in Note 3 of the financial statements to only present the components that make up “capital expenditures” as presented on the face of the Consolidated Statement of Cash Flows. This information will exclude exploration costs that are expensed, assets acquired through finance lease obligations, and equity affiliate expenditures. The presentation that we will use in the annual and interim financial statements is presented below in Table 1.
Table 1

	Year ended December 31
Millions of Dollars	2021	2020	2019
Additions to properties, plant and equipment	$7,515	$8,492	$13,839
Additions to investments	460	136	140
Current-year dry hole expenditures	83	327	124
Payments for other assets and liabilities, net	(2)	(33)	13
Capital expenditures	$8,056	$8,922	$14,116
Management’s Discussion and Analysis
Additionally, we propose to expand our discussion of Total C&E in our Liquidity and Capital Resources section of MD&A, consistent with the Commission Guidance effective February 25, 2020, to include a definition and calculation of this metric and statements as to how it provides useful information to investors and how management uses it to manage and monitor the performance of our business. Our additional disclosure will be similar to the following:
“Capital and exploratory expenditures, including equity affiliates (Total C&E), is a key performance indicator for the Company and provides a comprehensive view of its share of investment levels. This metric includes additions to fixed asset or investment accounts, or to exploration expense, for consolidated companies and our share of these expenditures by equity affiliates. Management uses this metric to manage allocation of capital across its entire portfolio, funding requirements and ultimately shareholder distributions.”
We also propose to add a new table to show the calculation of Total C&E, as illustrated in Table 2, and modify the existing Capital and Exploratory expenditures by business segment table as illustrated in Table 3.

Mr. Brian McAllister
U.S. Securities and Exchange Commission
June 24, 2022

Table 2

	Year ended December 31
Millions of Dollars	2021	2020	2019
Capital expenditures	$8,056	$8,922	$14,116
Expensed exploration expenditures	431	500	598
Assets acquired through finance leases and other obligations	64	53	181
Payments for other assets and liabilities, net	2	42	(13)
Capital and exploratory expenditures, excluding equity affiliates	8,553	9,517	14,882
Company’s share of expenditures by equity affiliates	3,167	3,982	6,112
Capital and exploratory expenditures, including equity affiliates	$11,720	$13,499	$20,994

Table 3

	2021			2020			2019
Millions of dollars	U.S.	Int’l.	Total	U.S.	Int’l.	Total	U.S.	Int’l.	Total
Upstream	$4,698	$4,916	$9,614	$5,130	$5,784	$10,914	$8,197	$9,627	$17,824
Downstream	1,235	630	1,865	1,021	1,325	2,346	1,868	920	2,788
All Other	221	20	241	226	13	239	365	17	382
Total C&E	$6,154	$5,566	$11,720	$6,377	$7,122	$13,499	$10,430	$10,564	$20,994

If you wish to discuss or have any questions related to the information herein, please contact me or Mr. Amit Ghai, Assistant Controller, by telephone at (925) 842-1000.

* * *

Very truly yours,

/s/ David A. Inchausti
David A. Inchausti

cc:	Pierre R. Breber, Vice President and Chief Financial Officer
Amit Ghai, Assistant Controller
Christine L. Cavallo, Assistant Secretary
Brian V. Breheny (Skadden, Arps, Slate, Meagher & Flom LLP)
Douglas T. Parker (PricewaterhouseCoopers LLP)